FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of September, 2020

Gilat Satellite Networks Ltd.

_________________________________________

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2020 and for the Six Months ended June 30, 2020 and June 30, 2019 and Operating and Financial Review and Prospects.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 29, 2020	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

GILAT SATELLITE NETWORKS LTD.

6-K Exhibits

99.1 Condensed Interim Unaudited Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2020 and for the Six Months ended June 30, 2020 and June 30, 2019.

99.2 Operating and Financial Review and Prospects.